August 25, 2011

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara A. Ransom

Lisa Kohl

Re:	Comment Letter dated July 28, 2011 to
TransAlta Corporation
Form 40-F for the Fiscal Year ended December 31, 2010
Filed February 24, 2011, File No. 001-15214

Ladies and Gentlemen:

TransAlta Corporation (the “Company”) has the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated July 28, 2011 (the “Comment Letter”) relating to the above-referenced Form 40-F filed with the Commission on February 24, 2011.  For your convenience, we have set forth below each of the Staff’s comments in the Comment Letter immediately followed by the Company’s response to that comment.

References below to “Form 40-F/A” refer to Amendment No. 1 on Form 40-F/A that the Company is filing on EDGAR today.  For the convenience of the Staff, courtesy copies of the revised Form 40-F/A with the amended Exhibit 32.1 and 32.2 will be hand delivered along with copies of this response to the Comment Letter.

Code of Ethics, page 6

1.                                       We note your disclosure that you have adopted a separate financial code of conduct applicable to financial management employees and that your codes of conduct are available on your website.  However, we cannot locate the financial code of conduct on your website.  Please clarify whether you have a separate code of financial conduct and explain why such code of conduct is not available on your website.  Alternatively, if you do not have a separate code of conduct applicable to financial management employees, please remove the reference to such code of conduct from your disclosure.

Response

We confirm that we have a separate financial code of ethics for employees working within our finance department.  As this code is not a requirement but instead an additional governance matter put in place by the Company, we did not believe that it was necessary to have it posted on our website.  We have, however, posted it on our website as we believe that it is supportive of the Company’s continued commitment to good governance.  It can be found at the following address:

http://www.transalta.com/about-us/governance/finance-code-ethics

Documents Filed as Part of This Report and Exhibits, page 11

Exhibit 13.2, Related Management’s Discussion and Analysis

2.                                       We note your disclosure on page 13 that you issued a notice of termination and destruction for your Sundance Unit 1 & 2 facilities and that capability at Sundance Unit 3 has been reduced.  Please discuss the way(s) in which the reduced capacity resulting from the loss of Sundance Units 1 & 2 and the reduced capacity at Sundance Unit 3 is expected to impact your results of operations and financial condition.  With respect to your Sundance Unit 1 & 2 facilities, please briefly describe the dispute resolution process set forth in the PPA, with a view to informing investors as to when you will know whether you are entitled to recover the net book value of the units. Please provide us with your proposed disclosure and confirm that you will include such disclosure in your next quarterly Management’s Discussion and Analysis.

Response

The Company provided the following disclosure with respect to Sundance 1, 2 and 3 in its second quarter Management’s Discussion and Analysis on pages 5 and 7 of Exhibit 13.2 of the Company’s Form 6-K filed on July 28, 2011.  The Company proposes to provide the additional disclosure shown in italics below in its next quarterly Management’s Discussion and Analysis.  The Company would make appropriate changes to reflect subsequent events, if any, that impact the Sundance-related disclosure prior to the date of its next Management’s Discussion and Analysis.

Sundance Units 1 and 2 Shut Down

In December 2010, Unit 1 and Unit 2 of our Sundance coal-fired generation facility were shut down due to conditions observed in the boilers at both units.  As a result, all 560 MW from both units, with potential production of 1,223 GWh and 2,433 GWh, were unavailable for the three and six months ended June 30, 2011, respectively.

Under the terms of the PPA for these units, we notified the PPA Buyer and the Balancing Pool of a force majeure event.  To the extent the event meets the force majeure criteria set out in the PPA, we believe we are entitled to receive our PPA capacity payments and are protected from having to pay penalties for the units’ lack of availability and as a result, we do not expect any material adverse effect on our results of operations.

On Feb. 8, 2011, we issued a notice of termination for destruction on Sundance Units 1 and 2 under the terms of the PPA.  This action was based on the determination that the physical state of the boilers was such that the units cannot be economically restored to service under the terms of the PPA.  To the extent the event meets the termination for destruction criteria set out in the PPA, we believe we are entitled to recover the net book value specified in the PPA, and as a result, we do not expect any material adverse effect on our financial position.

On Feb. 18, 2011, the PPA Buyer provided notice that it intends to dispute the notice of force majeure and termination for destruction, and intends to pursue the dispute resolution process as set out under the terms of the PPA.  The binding arbitration process to resolve the dispute is underway.  The arbitration panel identified dates in March and April 2012 to hear these claims and unless timelines are shortened by agreement of the parties, indicated that its decision would be forthcoming in mid-2012.

Although no assurance can be given as to the timing or ultimate outcome of these matters, which could impact cash flows during the interim period, we believe that they will be resolved in our favour.

Sundance Unit 3 Outage

On June 7, 2010, we announced an outage at Unit 3 of our Sundance facility due to the mechanical failure of critical generator components. In response to this event, we gave notice of a High Impact Low Probability (“HILP”) event and claimed force majeure relief under the PPA.  Since the event, we have recorded an after-tax charge of $16 million, or 50 per cent of the penalties, as calculated under the PPA, pending a resolution of this matter.

On Oct. 20, 2010, the Balancing Pool confirmed our determination that the mechanical failure met the requirements of a HILP event under the PPA. On July 5, 2011, the Balancing Pool purported to rescind its earlier determination.  Neither action is a conclusive finding of a force majeure event, nor does either provide a definitive resolution to the dispute.  Management continues to be of the view that the event constitutes both a HILP and force majeure and that they will be resolved in TransAlta’s favour.  Pending a resolution of this matter, we may be required to pay to the PPA Buyers the penalties as calculated under the PPA and record an additional $16 million charge to earnings.  While no assurance can be given as to the ultimate outcome of this matter, there is no additional impact to earnings at this time as the facility is operating at full capacity.  The unit may be operated in that manner for as long as our monitoring indicates that it can be operated safely, subject to the terms of the agreement, market conditions and other operating requirements.  The previously announced major maintenance at this facility remains scheduled for the middle of 2012.

Exhibits 32.1 & 32.2

3.                                       We note that the Section 906 certifications furnished as Exhibits 32.1 & 32.2 to your Form 40-F for the fiscal year ended December 31, 2010 reference the Form 40-F for the fiscal year ended December 31, 2009.  Please file an amended Form 40-F with Section 906 certifications that reference the correct filing.  See Rule 13a-14(b) of the Exchange Act.

Response

As requested, we are filing corrected Section 906 certifications as Exhibits 32.1 and 32.2 to the Form 40-F/A together with an explanatory note outlining the reason for the filing of Form 40-F/A.  The Form 40-F/A is being filed today via EDGAR.

At the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments.  If you have any questions in connection with our responses to your comments, please feel free to contact me by telephone at 403 267-7370 or via email at brett_gellner@transalta.com.

Sincerely,

/s/ Brett Gellner

Brett Gellner
Chief Financial Officer
TransAlta Corporation

cc:	Maryse C. C. St.-Laurent
TransAlta Corporation

Robert A. Zuccaro
Latham & Watkins LLP